EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Year Ended December 31,
	2009		2008		2007		2006		2005
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$572		$430		$350		$278		$216
add: Fixed charges	283		264		233		149		92
Distributed income of equity investees	7		10		2		1		1
Amortization of capitalized interest	1		1		—		—		—
less: Capitalized interest	(12)		(17)		(14)		(6)		(2)
Total Earnings	$851		$688		$571		$422		$307

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$247		$233		$220		$141		$85
Amortization of debt expense	7		4		3		3		3
Portion of rent expense related to interest (33.33%)	29		27		10		5		4
Total Fixed Charges	$283		$264		$233		$149		$92

RATIO OF EARNINGS TO FIXED CHARGES (3)	3.00	x	2.60	x	2.45	x	2.83	x	3.34	x

(1)  For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest.  “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)  Includes interest costs attributable to borrowings for inventory stored in a contango market of $11 million, $21 million, $44 million, $49 million, $24 million and $2 million for each of the years ended December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

(3)  Ratios may not recalculate due to rounding.